



Bergamot Oil LLC
Small Business Bond™

Bond Terms:

Bond Yield: 10.00%

Target Raise Amount: $124,000

Offering End Date: October 9, 2025

Repayment Period: 4 years (48 months)

Minimum Raise Amount: $10,000

Company Details:

Name: Bergamot Oil LLC

Founded: November 20, 2024

Address: 1511 Haight Street
San Francisco, CA 94117

Industry: Drinking Places

Employees: 2

Website: https://clubdeluxesf.com

Use of Funds Allocation:

If the maximum raise is met:

$116,560 (94.00%) – of the proceeds will go towards working capital- inventory, small wares, and reserve capital

$7,440 (6.00%) – of the proceeds will go towards SMBX's capital raise fee

Social:

Instagram: 1,056 Followers





Business Metrics:

	FY 2023	FY 2024	YTD
Total Assets	N/A	N/A	N/A
Cash & Cash Equivalents	N/A	N/A	N/A
Accounts Receivable	N/A	N/A	N/A
Short-term Debt	N/A	N/A	N/A
Long-term Debt	N/A	N/A	N/A
Revenue	N/A	N/A	N/A
Cost of Goods Sold	N/A	N/A	N/A
Taxes	N/A	N/A	N/A
Net Income	N/A	N/A	N/A

Recognition:

Bergamot Oil LLC (DBA The DeLuxe) inspired co-owners Jay Bordeleau and Christian Beaulieu. The space has served the Haight-Ashbury as a bar since the 1920's. In 1978 it became a wild gay bar called DeLuxe named after a vintage car and became celebrated for their billiards team DeLuxe Ducks! In 1989, it changed into a Jazz and Swing club and booked talent that became acclaimed all over the world via the Swing Movement. The room itself is intimate, romantic and still covered in cherry wood from the 1930's, creating an incredible sound environment for music. They pair this backdrop with a modified classic cocktail meets trendy non-alcoholic beverage program. Because of the power of the brand, the club is already in demand. They are ready to book the bands, open the doors, start slinging fresh drinks and get the people dancing!

About:

Bergamot Oil LLC (DBA The DeLuxe) operates as a sound stage, bar and inclusive gathering space, perpetuating culture for music fans of all ages. For tourists drinking in the rich history to today's experience seekers looking to get their dancing feet wet, The DeLuxe reminds us all that MUSIC IS LIFE.

For more information, contact our Customer Support Team at support@thesmbx.com

